NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE*
STATED SECURITIES

Cboe BZX Exchange, Inc. hereby notifies the SEC of its intention to remove* the entire class of the stated securities from listing and registration on* the Exchange at the opening of business on November 30, 2023, pursuant to* the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was* redeemed or paid at maturity or retirement on November 17, 2023.

The Exchange also notifies the Securities and Exchange Commission that as a* result of the above indicated conditions this security was suspended from* trading on November 13, 2023.